Exhibit 4.10(a)


                               SECURED BRIDGE NOTE

                                                           Indianapolis, Indiana
                                                                   June 22, 2005

     FOR VALUE RECEIVED, the undersigned, White River Capital, Inc., an Indiana corporation (the "Borrower"), HEREBY UNCONDITIONALLY PROMISES TO PAY to the order of Castle Creek Capital Partners Fund IIa, LP (the "Lender"), the principal sum of One Million Five Hundred Ninety-nine Thousand Four Hundred Four and 53/100 Dollars ($1,599,404.53) on September 30, 2005, or, if earlier, the date three business days following consummation of the subscription offering described in Borrower's registration statement filed with the Securities and Exchange Commission (Reg. No. 333-123909) ("Due Date").

     This Note is secured by that certain Pledge and Security Agreement executed by Borrower in favor of Lender and Castle Creek Capital Partners Fund IIb ("Fund IIb") of even date herewith ("Pledge Agreement") wherein Borrower has pledged the Purchased UAC Notes, as defined in the Pledge Agreement, to secure repayment of this Note and a note of like tenor in favor of Fund IIb, ratably as their respective interests may appear. The Borrower promises to pay interest on the unpaid principal amount outstanding hereunder from time to time from the date hereof until such principal amount is paid in full at a rate of 10.75% per annum, based on 360 day year consisting of twelve 30-day months. Accrued and unpaid interest is payable on the Due Date. Any unpaid principal amount remaining outstanding after the Due Date or after the occurrence and during the continuance of an Event of Default (as defined in the Pledge Agreement) shall bear interest at the default rate of 13.75% per annum. Notwithstanding anything herein to the contrary, at no time shall the interest payable hereunder exceed the maximum amount allowable by applicable law most favorable to Lender; in the event interest hereunder shall exceed such maximum amount, all such excess interest shall be promptly credited or refunded to Borrower.

     Both principal and interest are payable in lawful money of the United States of America to such domestic account as the Lender may designate. Borrower may make prepayments of the principal hereof together with accrued interest prior to the maturity hereof, without penalty or premium. Upon each prepayment of principal and/or interest, Lender shall make a notation either on a schedule to be attached hereto, or in Lender's own books and records, in each case specifying the amount prepaid; provided that the failure of the Lender to make any such recordation or notation shall not affect the obligations of the Borrower hereunder. Such notations, in the absence of manifest error, shall be conclusive of the amount of principal and/or interest paid on this Note.

     Demand, presentment, protest and notice of nonpayment are hereby waived by the Borrower. All amounts payable under the terms of this Note shall be payable with expenses of collection, including attorney's fees, and without relief from valuation and appraisement laws.

     No delay or omission on the part of the holder hereof in the exercise of any right or remedy will operate as a waiver thereof, and no single or partial exercise by the holder hereof of any right or remedy will preclude other or further exercise thereof or of any other right or remedy.
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     This Note shall be governed by,  interpreted  and enforced,  and the rights and liabilities of the parties hereto determined, in accordance with the internal laws (without regard to the conflicts of law provisions) of the State of Indiana.


                                WHITE RIVER CAPITAL, INC.
                                  as the Borrower



                                By: /s/ Mark R. Ruh
                                    ---------------------------------
                                Name:    Mark R. Ruh
                                Title:   President and Chief Financial Officer